Via Facsimile and U.S. Mail
Mail Stop 6010

June 22, 2007

Mr. Geoffrey R. Banta
Executive Vice President and Chief Financial Officer
AMERISAFE, Inc.
2301 Highway 190 West
DeRidder, Louisiana   70634

Re: **AMERISAFE, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2006
        Filed on March 5, 2007
        File No. 001-12251

Dear Mr. Banta:

        We have reviewed your filing and have the following comments. We have
limited our review of your filing to the issues we have addressed in our comments. In our
comments, we ask you to provide us with information so we may better understand your
disclosure. Please be as detailed as necessary in your explanation. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 4

Loss Reserves, page 12

1.   You do not disclose the name of the independent actuarial consulting firm
        discussed on pages 12 and 78 of the 2006 10-K. The references to this consultant
        suggest to an investor that you are placing reliance on an expert, which the staff
        believes requires the consulting firm be named in a '34 Act filing. Additionally,
        if the Form 10-K is incorporated by reference into a '33 Act registration

statement, a consent from the valuation specialist must be provided in the '33 Act registration statement. Please advise.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

Critical Accounting Policies, page 56

Reserves for Loss and Loss Adjustment Expenses, page 56

2.   We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; and 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information and also consider providing any additional information, in disclosure-type format, to achieve this objective.
   - Please disclose the reserves accrued as of the latest balance sheet date presented. The total of theses amounts should agree to the amount presented on the balance sheet. Because IBNR reserve estimates are more imprecise, please disclose IBNR amounts separately from case reserves.
   - Discuss how management has adjusted each of the key assumptions used in calculating the current year reserves given their historical changes or given current trends observed. This discussion should show the link between what has happened to the key assumptions in the past to what management is currently using as its key assumptions.
   - Explicitly identify and discuss key assumptions as of December 31, 2006 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

*   *   *   *

         Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant